[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

February 13, 2012

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.
Amendment No. 3 to Registration Statement on Form 10
Filed January 30, 2012
File No. 1-35317

Dear Mr. Schwall:

On behalf of our client, Atlas Resource Partners, L.P. (the “Partnership”), which is currently a wholly owned subsidiary of Atlas Energy, L.P. (“Atlas Energy”), we are providing the Partnership’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated February 10, 2012 with respect to the above-referenced filing.

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

February 13, 2012

This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form 10 (File No. 1-35317) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 4 marked to indicate changes from the version of the Registration Statement filed on January 30, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 in the marked version of Amendment No. 4.

Estimated Cash Available for Distributions, page 85

1.	Your response to prior comment seven specifies the quantities of natural gas equivalents expected to be converted to developed reserves during the year ended December 31, 2012. Your response also indicates the estimated quantity of production associated with such reserves expected to be developed during the year ended December 31, 2012. Please revise your disclosure to include these estimates.

Response: In response to the Staff’s comment, the disclosure on page 88 of the information statement has been revised.

Financial Statements

Note 11 – Supplemental Oil and Gas Information (Unaudited), page F-35

2.	We note the production volumes of natural gas and oil reported in your table on page F-36 are not consistent with your disclosures of production volumes elsewhere in the document. Please indicate the reasons for these differences and include a related reconciliation, if necessary.

Response: In response to the Staff’s comment, the disclosure on pages F-36 and F-38 of the information statement has been revised.

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We hereby inform you on behalf of the Partnership that the Partnership acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

February 13, 2012

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 (telephone) or DKLam@wlrk.com (email).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David K. Lam

David K. Lam
Wachtell, Lipton, Rosen & Katz

cc:	Lisa Washington, Atlas Energy, L.P.